SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549


                                  FORM 12b-25

Commission File Number 1-13424

                          NOTIFICATION OF LATE FILING

(Check One):
[ ] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [X] Form 10-Q  [ ] Form N-SAR

For Period Ended:  March 31, 1998

[ ] Transition Report on Form 10-K        [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                    PART I
                            REGISTRANT INFORMATION

                       Data Systems Network Corporation
                           (Full name of registrant)

                                Not Applicable
                         (Former name, if applicable)

                    34705 West Twelve Mile Road, Suite 300
                    (Address of principal executive office)

                       Farmington Hills, Michigan  48331
                          (City, state and zip code)

                                    PART II
                            RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[x]      (a)     The reasons described in detail in Part III of this form
could not be eliminated without unreasonable effort or expense;

[ ]      (b)     The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date; and

[x]      (c)     The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

         State below in reasonable detail the reasons why Form 10-Q could not be filed within the prescribed time period.

         As previously announced, Data Systems Network Corporation (the "Company") has discovered accounting irregularities which it believes have resulted in an overstatement of previously reported earnings. Its independent auditors have withdrawn their report on the audited financial statements for the years ended December 31, 1995 and 1996, and the Company's treasurer and chief financial officer has been replaced. The continued investigation of these accounting irregularities, coupled with the subsequent resignation of the Company's independent auditors on March 13, 1998, and the engagement of a new independent auditing firm on March 25, 1998, have resulted in the inability of the new auditors to (i) restate the Company's 1997 quarterly financial statements, (ii) review the Company's 1997 annual financial statements and (iii) review the Company's first quarter 1998 financial statements within the prescribed time period. While a new chief financial officer joined the Company on May 12, 1998, until the 1997 audit is completed, the Company is unable to report its financial results for the three months ended March 31, 1997 and 1998, as required by Form 10-Q. Thus, completion of the first quarter Form 10-Q within the prescribed time period is impracticable without unreasonable time and expense.

                                    PART IV
                               OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

Mark W. Peters      313         568-5333
(Name)             (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).          [x] Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion thereof?                          [x] Yes     [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company is taking every action to complete its fiscal year 1997 audit as quickly as possible. The Company has taken write downs of substantial amounts of inventory and spare parts carried on the Company's books, and it has significantly increased other reserves and allowances, resulting in a substantial loss for 1997. The Company, in consultation with its independent auditors, Plante & Moran LLP, will determine whether to reflect the charges in 1996 or 1997. Until the 1997 audit is completed, however, the Company is unable to report its financial results for the three months ended March 31, 1997 and 1998, as required by Form 10-Q. The Company presently anticipates it will report on or before June 15, 1998, a significant loss for the quarter ended March 31, 1998.


                       Data Systems Network Corporation
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 18, 1998                   /s/ Michael W. Grieves
                                         -----------------------------------
                                     By: Michael W. Grieves
                                         President and Chief Executive
                                         Officer

                                   ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              Plante & Moran, LLP
                          27400 Northwestern Highway
                                 P.O. Box 307
                       Southfield, Michigan  48037-0307


March 31, 1998

Mr. Michael W. Grieves
Data Systems Network Corporation
34705 West Twelve Mile Road, Suite 300
Farmington Hills, Michigan  48331

Dear Mr. Grieves:

         You have furnished us with a copy of your "Notification of Late Filing" on Form 12b-25 dated May 18, 1998.

         We are in agreement with the comments under Part III of the Form with respect to the reasons why we are unable to furnish our report on the financial statements of Data Systems Network Corporation on or before the date of the Form 10-Q of Data Systems Network Corporation for the quarter ended March 31, 1998 is required to be filed.

Very truly yours,

/s/  Plante & Moran LLP
Plante & Moran LLP